SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

(Amendment No. 4)

Isilon Systems, Inc.

(Name of Subject Company)

Isilon Systems, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

46432L104

(CUSIP Number of Class of Securities)

Keenan M. Conder

Vice President, General Counsel and Corporate Secretary

Isilon Systems, Inc.

3101 Western Avenue

Seattle, Washington 98121

(206) 315-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Craig E. Sherman, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 701 Fifth Avenue Suite 5100 Seattle, Washington 98104 (206) 883-2500	Martin W. Korman, Esq. Lawrence M. Chu, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2010, as amended by Amendment No. 1 thereto filed with the SEC on December 2, 2010, as amended by Amendment No. 2 thereto filed with the SEC on December 6, 2010 and as amended by Amendment No. 3 thereto filed with the SEC on December 13, 2010 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Isilon Systems, Inc., a Delaware corporation (the “Company”), relating to the offer (the “Offer”) by Electron Merger Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of EMC Corporation, a Massachusetts corporation (“Parent”), as set forth in a Tender Offer Statement filed by Parent and Purchaser on Schedule TO, dated November 19, 2010, as amended by Amendment No. 1 thereto filed with the SEC on December 2, 2010, as amended by Amendment No. 2 thereto filed with the SEC on December 6, 2010 and as amended by Amendment No. 3 thereto filed with the SEC on December 13, 2010 (as the same may further be amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.00001 per share (the “Shares”) of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2010 and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 4 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 is hereby further amended and supplemented by including the following at the end thereof:

The initial offering period expired at 12:00 midnight, New York City time, on Friday, December 17, 2010. Upon expiration of the Offer, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to expiration of the Offer (including all Shares delivered through notices of guaranteed delivery), and payment for such Shares will be made promptly, in accordance with the terms of the Offer. The Depositary for the Offer has advised Parent and Purchaser that, as of the expiration of the Offer, a total of approximately 63,988,828 Shares were validly tendered to Purchaser and not withdrawn (including Shares delivered through notices of guaranteed delivery), representing approximately 95.5% of the Shares outstanding. In addition to the Shares tendered in the Offer, Parent beneficially owns 279,411 Shares, representing approximately 0.4% of the Shares outstanding, which Parent has indicated were acquired through ordinary brokerage transactions at prevailing market prices prior to the commencement of the Offer. Such previously-owned Shares, together with the Shares validly tendered to Purchaser and not withdrawn (including Shares delivered through notices of guaranteed delivery), represent approximately 95.9% of the Shares outstanding.

Pursuant to the terms of the Merger Agreement, Parent intends to effect a short-form merger of Purchaser with and into Isilon on December 21, 2010, without the need for a vote or meeting of Isilon stockholders. Upon the effectiveness of the Merger, each outstanding Share not purchased in the Offer (other than Shares owned by Parent, Purchaser or Isilon or any wholly owned subsidiary of Parent, Purchaser or Isilon, or the Shares that are held by stockholders, if any, who have properly and validly perfected their rights of appraisal under the DGCL) will be, by virtue of the Merger, and without action by the holder thereof, canceled and converted into the right to receive an amount in cash equal to $33.85 per Share without interest and less any required withholding taxes. As a result of the Merger, Isilon will be a wholly owned subsidiary of Parent.

On December 20, 2010, Parent issued a press release, which is filed as Exhibit (a)(5)(E) hereto and incorporated herein by reference, announcing the results of the Offer and its intention to complete the acquisition of Isilon.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(E)	Text of press release issued by EMC Corporation on December 20, 2010 (incorporated by reference to Amendment No. 4 to Schedule TO filed by Parent and Purchaser on December 20, 2010)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

ISILON SYSTEMS, INC.

By:	/S/ KEENAN M. CONDER
Keenan M. Conder
Vice President, General Counsel and Corporate Secretary

Dated: December 20, 2010

EXHIBIT INDEX

Exhibit Number	Description

(a)(5)(E)	Text of press release issued by EMC Corporation on December 20, 2010 (incorporated by reference to Amendment No. 4 to Schedule TO filed by Parent and Purchaser on December 20, 2010)